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                                                                     EXHIBIT 64


                                                        March 31, 1997 (9:15am)

                               Board Presentation
                                  V. R. Eales
                                     4/3/97



Slides 1L & 1R

o George listed these four modifications to our Exploration & Production Strategy shown on the left and discussed the first two. I am going to talk about the two highlighted actions on this slide:

     - Increase property purchases.

     - Make strategic upstream acquisitions.

o Along the way, I am also going to address some of the financial and transaction issues mentioned by Jack:

     - Market valuation of UPC stock.

     - Unwanted assets.

     - Target stock.

o    Let's start with property purchases.

Slides 2L & 2R

o Property purchases have been, in recent years, one of the four primary sources of drill sites for UPR. The fifth source, strategic acquisitions, has recently been added to this slide since, as an independent company, UPR is now better able to consider them. Property purchases are not extraordinary events for us; they are a normal, ongoing activity, just as are exploration, farm-ins and development drilling on our existing acreage.


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o    For the reasons set forth by George, we intend to markedly increase our property purchase from a level of about $100 million per year to the range of $300 - 500 million per year.

o    Let me give you some background on this activity.


Slides 3L & 3R

o Since the beginning of 1994, we have purchased about $275 million of producing properties. We also bought Amax Oil & Gas, which you might call a strategic property purchase, for $725 million. Our 1997 budget includes $100 million of property purchases.

o    The objectives of our property purchase efforts have been:
     o   Obtain drill sites.
     o   Acquire production.
     o   Reduce operating costs
         in Existing Core Areas.

o    We need to make 2 changes to our efforts.


o In the past, we focused only on our existing core areas because we already had operations there which provided us better purchase economics.

o In the future, we will look for purchase opportunities in areas we can gain a foothold and create new core areas through additional transactions such as leasing, farm-ins and more purchases.




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o    As Sam will discuss, the second change is that we have to change our hurdle rates to match the lower risk nature of these assets and to make us more competitive. We have a good track record of finding more hydrocarbons in these old fields than we knew about when we bought them.

o    Let's move to strategic acquisitions.

Slide 4L

o    How do we define our strategic acquisition program?

     - First, we are targeting companies here with attractive exploration and production assets and operations. As discussed later, they may have other energy operations, but our focus is on E & P.

     - Another criterion is size. We are talking here about large deals, as much as $6 billion including assumed debt.

     - At this point, we are targeting North American oriented companies, with emphasis on the lower 48. We are also looking in Canada.

     - Another criterion is obvious. There is no requirement for geographic fit with existing UPR operations. In fact we want to create new core areas.

     - Finally, we are talking here primarily about entire companies, not just property purchases.

Slide 5R

o     Why are we interested in transactions of this nature?

     - First, we are not 100% sure we can meet our basic growth objectives through the four other sources of drill sites. We may need the drill sites we can bring in through a strategic acquisition.



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Slide 6R
     oo Another reason is to be able to grow shareholder value faster than the 10% per year implied by our aggressive internal production growth target of 10% per year.


Slide 7R
     oo We can achieve greater geographical diversity. For example, we are not active or are under represented in some important areas in North America, such as the Gulf of Mexico, the Mid Continent, Permian Basin and the Alberta Basin. An acquisition may also give us an international presence.

Slide 8R
     oo We may be able to gain complementary skills such as heavy oil technology, water flooding and other secondary and tertiary recovery, or deep water production skills.


Slide 9R
     oo As George has outlined, we are probably penalized by the market because of our short reserve life. Acquisitons may be able to help, although I should point out that it will be hard to move our reserve life much, due to our size in comparison to targeted companies.

Slide 1OR
     oo Also, large transactions have three advantages simply because they are large:

          -    There is less competition from other buyers.




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          -    We think it will be much easier and less disruptive to close and assimilate a single large deal than several smaller ones.

          - And, larger companies are more likely to have under exploited properties.


Slide 11R

          oo Finally, size itself is beneficial. As we increase our exploration, some of which will involve big ticket wells, move into deep water and, move overseas, size is an advantage. Also, size is protection against unwanted suitors of UPR.

o Before I talk about specific transactions, I want to cover two financial and transaction issues. The specific deals we are considering are impacted by both.

Slide 12L

o The first, and most important, issue is that a sizeable E & P acquisition will result in significant dilution in earnings per share. You heard Jack say earlier that just an increase in our exploration spending will lower earnings. The dilution caused by an acquisition is even larger. This is obviously an issue because we want to increase, not decrease, UPR's stock price.

o So, the underlying question is: how will a large E & P acquisition affect our stock price?

o Cutting directly to the heart of the matter, the answer depends primarily, but not exclusively, on whether UPR's stock is valued on earnings or cash flow.



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Slide 13L

o And the answer to that question is: UPR is now valued primarily on cash flow per share.


Slides 14L & 14R

o To refresh your memory: earnings are well understood: It is net income after taxes. Cash flow is called discretionary cash flow in the E & P business because exploration expense is added to the sum of:
                net income, plus
                depreciation, depletion and amortization (or "DD & A"), plus deferred taxes.

o As shown on the right chart, UPR's budgeted 1997 cash flow per share of $4.64 is 3.5 times budgeted net income of $1.32.

o Why do I say UPR's stock is valued on cash flow? The reasons are that Exploration & Production companies are valued on this basis and UPR is now classified by Wall Street as an E & P company.

o    Let's look at E & P stock valuation.

Slide 15L

o This plot shows price to cash flow and price to earnings ratios for 17 E & P companies.




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o    Price to earnings ratios range from 12 to over 50. They are much more variable than price to cash flow ratios, which range from 4 to 10.

o    The lack of correlation between the two ratios is obvious.

o More importantly, there are reasonable explanations for the variations in the price to cash flow valuations. It is very difficult to explain the variations in price:earnings valuations.

o The point here is that one or the other is the primary valuation determinant, not both, and the one value determinant is cash flow.

o So, E & P companies are valued on cash flow. Is UPR an E & P company in terms on how the market values our stock?

o To answer this, I want to digress very briefly, because it is relevant to both this issue and to target stock, which I will cover later.

Slide 16L

o In the energy industry, exploration and production is the only business for which cash flow is the primary value determinant.

o Other energy businesses, such as gathering and processing, pipelines, refining, marketing and gas and electric utilities are valued based on earnings.

o    Many energy companies have both E & P and other, non-E & P, operations.



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o    For example, UPR and most of its peers have gathering, processing and marketing operations. As you know, UPR is more heavily involved in these gas value chain activities than its peers.

o Also, some gas pipeline companies and utilities and, of course, the integrated oil companies have E & P operations, as well as refining and retail gasoline marketing assets.

o The market, meaning both the sell side (Wall Street) and the buy side (mutual and pension funds), handles this complexity by ignoring it and assigning a company to a category and valuing its stock primarily on the basis used for that category, either earnings or cash flow.

o Simply stated, in the energy industry, you're either an E & P company or you're not

Slide 17R

o UPR is classified by the market as an E & P company. We are followed by E & P analysts in both the buy and sell side institutions. We are included in lists of other E & P companies and are valued compared to them on several basis, the most important one being cash flow per share.

o We read a lot of analysts' reports and talk to a lot of analysts and shareholders. There is no question that they like that we have earnings. But, when pressed, they will all say that cash flow is the primary valuation parameter.



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Slide 18L

o Okay, so E & P companies are valued on cash flow and UPR is an E & P company. Let me return to dilution in earnings per share caused by an E & P acquisition.

o E & P company acquisitions cause dilution in earnings per share because of purchase accounting and the premiums over book value at which E & P companies are valued.

o I should note that the transaction requirements to qualify for pooling accounting are very stringent but, in any case, UPR cannot use pooling, even if we meet these requirements, because we have not been an independent company for two years.

o So we have to use purchase accounting and under purchase accounting, the book value of the assets acquired has to be written up to equal the price paid for them.

o This write-up leads to significantly higher DD & A charges on these assets by the acquiror than were being taken by the acquired company.


Slides 19L & 19R

o This is a simplified example of how purchase accounting works. On the left is a simple balance sheet of a target company as it now exists.

o On the right, I have added a premium for the cost of the stock of the target over its book value. This premium will increase the book value of the



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     target's assets on our books.

o This premium has to be written off over the life of the assets, causing significant increases in amortization.

o    These are non cash charges, so they do not reduce cash flow.

o I should also note that these additional charges are not deductible for tax purposes.

Slide 20L

o    Let's look at some specific numbers.

o The left slide shows estimates of the percentage increase in DD & A charges applicable to the acquisition of 8 companies.

o The first column of numbers is the current book value of the companies' equity and debt.

o The second column is the sum of the acquisition value of each company's equity plus its current debt. The equity value used in this column includes a 28% acquisition premium over the current trading value of the stock. According to Salomon Bros., this is the average acquisition premium for recent E & P transactions. The difference between the two columns is an approximation of the write-up in book value of the assets on the acquiring companies' books.




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o    The third column shows the percentage increase in book value, which is also an approximation of the percentage increase in annual DD & A charges.

o I am really comparing this amount to this amount and calculating the percentage increase.

o For example, if we acquired Oryx, the DD & A applicable to Oryx's assets when owned by us would be 286% higher than Oryx's current DD & A. Incidently, Oryx has a negative equity book value but a stock market value of $2.1 billion.

o So that is why we see dilution in earnings per share. The exact amount depends on several factors including, the premium paid over book value, the size of the deal, how the target is capitalized and the form of the consideration given.

o    Let's look at some transaction examples.

Slide 21R

o This slide shows pro forma calculations of the effects on UPR's 1997 earnings and cash flow per share of several E & P acquisitions. For these examples we assumed we did the deal for 50% cash and 50% UPR stock. The calculations include the 28% acquisition premium I mentioned.

o The results are pretty dramatic. Look again at Oryx. On a pro forma basis, that is, just adding their forecast 1997 results to ours, after adjusting for the


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     additional interest charges and additional outstanding UPR shares, cash flow per share would increase 19%. But earnings per share would drop by a whopping 90%.

o All of the transactions shown result in significant earnings per share dilution. However cash flow per share increases in most cases.

o I'm going to talk more about Pennzoil in a minute. Note that, for an acquisition of Pennzoil, pro forma cash flow per share increases 8% and earnings per share decreases by 40%.

o Now that I shocked you, please bear in mind that these are worst case examples. They do not incorporate savings in overhead and other expenses or our ability to crank up income from the acquired assets.

o In fact, we must see increases in cash flow per share and be able to convince the market they will occur. And we do have to decrease or eliminate the dilution in earnings per share as fast as possible.

o How would UPR stock react to these deals? It will go up, because cash flow per share will rise, after we apply expense savings and income enhancement factors.

o This is obviously an oversimplification. The market will react to the sum total of the deal - strategic fit, assessment of the acquired assets, our story, and the outlook for cash flow and, to some extent, earnings, among other things. Dilution in earnings will not, by itself, decrease UPR's stock price.



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Slide 22L

o The companies used on this slide also illustrate another transaction issue. All of these companies have assets we may not want - non E & P operations or international assets, or both.

o International E & P operations are not really a problem. They can either be sold or, kept, if they fit with our emerging international strategy.

o Non E & P operations are more complex, but we have the same basic keep or sell options.

o For example, Sonat's pipelines and gas and power marketing operations could be part of an expanded gas value chain for UPR. More from Don on this subject later.

o Pennzoil has refineries, is the world's leading marketer of motor oil and owns and franchises oil change centers. I will run through more information on these operations in a minute.

o We could plan from the outset to sell these operations, either as part of the initial transaction or later, after they reach a higher value plateau. Or they could be part of a more vertically integrated UPR.

Slide 23L

o At previous Board meetings, I have talked a little about our strategic acquisition program. In recent months, we have surveyed many U.S.


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     oriented upstream companies and have progressively narrowed our focus through successive analyses.

o Our screening has concentrated on the assets and operations of the potential targets - not initially on stock market valuation or, even, apparent willingness to consider being acquired. These latter factors obviously become crucial when you decide to move on a specific target.

o    When we look at a potential acquisition, we assess such things as:
         Operatorship
         Working Interest
         oo   We want high percentages of both.
         Concentration
         oo   So we can apply our skills at intensive development.
              Most important, we want to see.
         Development Potential
         Under Exploited Properties
         Technology Opportunities

o Why are we concerned with these factors? It is because acquisitions of upstream companies are initially expensive. There is always a significant going concern premium versus the cost of buying packets of producing properties.

o However, these deals provide potential access to assets that would simply not otherwise be available. Companies tend to keep their best properties, those with most upside potential, and sell the less valuable ones.



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     Acquisitions can work and work well. But to work, some things have to happen.

o First, expenses must be reduced. Overhead and operating costs have to be cut. Selective divestitures can help and steps taken on debt and contracts.

o But the crucial factor is the ability to increase income from the acquired assets, by applying UPR's manufacturing approach to drilling, our capital, technology and management skills.

o Every deal is different. But so far, we haven't seen any that work without a significant step up in drilling, leading to production increases from the acquired assets in excess of that foreseen by the market

o I told you in February that Pennzoil is our leading target. The next few slides provide summary data on Pennzoil.


Slide 24L

o At its current stock price of $50, Pennzoil has a total equity market value of about $2.3 billion. At $80 per share, equity value is a little over $3.7 billion.

o I have used $80 per share here because we currently think Pennzoil stock is worth as much as the high 70's or low 80's per share.

o Adding Pennzoil's debt of about $2.2 billion to equity results in a market enterprise value of about $ 5.9 billion.



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o    I show adjusted enterprise values, by subtracting $900 million of debt which is in the form of debentures exchangeable into Chevron common stock held by Pennzoil. This liability is offset by the stock and both will go away when the exchange occurs.

o The figures on the bottom give a breakdown of 1996 operating income and pre tax cash flow among Pennzoil's three business segments. E & P operations contributed about 75% of the Company's operating income and about 80% of pre tax cash flow.

Slides 25L & 25R

o In its E & P operations Pennzoil has high operatorship, at 80%, and high working interests, at 70%, both desirable. Its U.S. operations are concentrated in the Gulf of Mexico and East, South and West Texas.

o As shown on the map, many of Pennzoil's properties are geographically near UPR operations and will provide synergies. (Pennzoil is in green, UPR in red.) However, they would significantly increase our presence in the Gulf of Mexico and South Texas, and give us a presence in attractive new areas, such as the Permian Basin in West Texas and the Uinta Basin in Utah.

o Most important, we believe that Pennzoil's U.S. properties have very promising development potential. They are way behind the curve on the use of 3-D seismic, horizontal drilling and other technologies.

o Pennzoil has been over leveraged in recent years and has dedicated major portions of expenditures to international E & P and the lubricating business.



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     We think they have neglected their U.S. E & P assets.


Slide 26R

o Pennzoil has assets in Canada and in five areas outside of North America. It has small amounts of production in Canada and Venezuela; The other areas are primarily exploration plays, although Azerbaijan includes the development of a huge oil field. These projects could jump start our international program.

Slide 27R

o The slide on the right compares Pennzoil and UPR on the basis of proved reserves and production. Pennzoil's proved reserves are about 68% of UPR'S. Its production is 65% of ours.

o Pennzoil is less weighted toward gas than UPR. Also note the small current contribution from its international assets.

Slide 28L

o The second largest business segment is motor oil and refined products. Pennzoil owns two refineries, in Pennsylvania (16,500 BD) and Louisiana (46,200 BD), which specialize in lubricating oil stocks, but also produce a range of products including gasoline, healing oil and jet fuel.

o In December of last year, production started at Excel Paralubes, a 50/50 joint venture with Conoco. This is an 18,000 barrel per day hydrocracker to produce base oils for lubricants.



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o    In the last three years, Pennzoil has invested over $500 million in its refining assets.

o These projects have made Pennzoil self sufficient in base oils for its lubricants and motor oil business.

o Pennzoil motor oil has been the top selling brand in the U.S. for eleven consecutive years and has a 21% market share, by far the largest.

o Pennzoil is leveraging its brand name and distribution network to expand its product line and its geographic coverage.

o    It now markets in 62 countries.

o Pennzoil is forecasting significant near term growth in this segment, due to its capital programs and marketing initiatives.

Slide 29R

o The third segment is called Franchise Operations, but really consists of Jiffy Lube. As you probably know, Jiffy Lube are automobile service centers that focus on quick oil change, but also provide other services such as lubrication.

o Pennzoil acquired Jiffy Lube in two transactions in 1990 and 1991 when the operation was in financial trouble.




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o    At year end 1996, there were 1,380 Jiffy Lube service centers, of which
     525 were company owned.

o    Jiffy Lube has about a 50% share of the quick oil change market.

o Jiffy Lube has an alliance with Sears whereby Jiffy Lube will operate fast oil change units within Sears Auto Centers. 116 of these were open at the end of 1996.

o The Company forecasts growth in this segment of 15% to 20% over the next five years.

o We have constructed a model for Pennzoil which enables us to forecast financial results and look at the results of transactions at different acquisition prices and different terms.

Slides 30L & 30R

o These two slides show one example. Looking at the left slide - here we assume:

     o We pay $70 per share or $3,262 million for Pennzoil's stock. Pennzoil is now selling at about $50. This would be a 40% premium.

     o We pay in the form of 50% cash and 50% UPR stock, with our stock at $26 per share.

     o On this basis, we would pay $1,631 million in cash and issue 62.7 million UPR shares.

     o Including Pennzoil's existing debt of about $2.2 billion, the total





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               purchase cost would be about $5.5 billion.

o UPR's resulting capitalization is shown at the bottom. Our current debt to book capitalization ratio is 31%. This transaction would increase it to 59%.

o    The debt to market capitalization would be 36%, compared to about 10% now.

o At these levels, we would lose our A rating, but we think we would retain an investment grade rating.

o The graph on the right plots the forecasts of cash flow and earnings per share on the incremental shares outstanding - 62.7 million shares in this example.

o The graph also shows our 1997 budgeted per share results (cash flow of $4.64 represented by the red dot and earnings of $1.32, the yellow dot).

o Cash flow per incremental share is very high, starting at about $7.43 per share, in contrast to our budgeted $4.64 per share, and rises nicely thereafter. Pro forma combined 1997 cash flow per share for all UPR shares would increase about 12%.

o In this example, the earnings on the incremental shares is actually negative in the first year and then increases as we cut expenses and step up investment in the acquired properties. Earnings on the incremental shares are below our budgeted 1997 figure of $1.32 until the year 2000. Pro forma



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     combined 1997 earnings per share would be $.84, a decrease of 36% from the
     1997 budget.

o Jack visited with Jim Pate, Pennzoil's CEO on March 4th. Pate was polite but said he felt it was too soon for Pennzoil to be acquired.

o He talked about anticipated rapid growth from the lubricating business-due to recently completed capital programs, tie-in marketing programs and international expansion - and from exploration and production, now that Pennzoil was in better financial shape and could step up its drilling activities. He talked about being able to increase value by 40% by splitting up the company and about having a $100 stock by the year 2000.

o We interpret his response either as a soft no, or, here are some indications of value if you want to move forward.

o    Where do we go from here?

o We are going to try very hard to move forward on a friendly basis. So we will continue the courtship.

o Next week Jack will invite Pate to come to Fort Worth and get to know us better. If he accepts, we'll give him a show, in effect, trying to recruit him to join the team.

o    We also want him to start thinking that a transaction is inevitable.




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o    If he declines, we will step up the pressure in a selective way, probably by inviting him and a director to visit us.

Slide 31L

o If we drop Pennzoil, for whatever reason, we will move to the next target. Our current belief is that the next target is on this list. Again, these figures incorporate a 28% acquisition premium.

o I put Tom Brown at the top of the list because the CEO of Tom Brown has said he is interested in a transaction with UPR. We are analyzing the properties, and will move ahead rapidly on this prospect. At this point, the company looks quite expensive based on reported results and reserves. The key to the valuation will be the potential of Tom Brown's extensive acreage position in the Wind River Basin of Wyoming, which is north of the Land Grant.

o None of the companies here, except Tom Brown, are obviously available. There are rumors from time to time about some of them, notably Louisiana Land, Oryx and Enserch. But none has said 'come get us.'

o We have not ruled out a hostile takeover, but we would rather find a willing partner. We will approach targets on a friendly basis and be ready to act as a white knight if one of our targets comes under attack from an unwanted suitor.

o In certain cases, we will use the threat of a hostile to create a friendly. We may want to back up our threat, but I hope we do not have to go that far.




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